VIA EDGAR

April 27, 2021

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller

Re:	Atossa Therapeutics, Inc.
Registration Statement on Form S-3
Filed April 21, 2021
File No. 333-255411

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Atossa Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to April 29, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373.

Sincerely,

ATOSSA THERAPEUTICS, INC.

/s/ Kyle Guse
Kyle Guse
Chief Financial Officer

cc:     Ryan A. Murr, Gibson, Dunn & Crutcher LLP